PROVIDENT ENERGY TRUST ANNOUNCES AUGUST DISTRIBUTION NEWS RELEASE NUMBER 18-03 August 11, 2003

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced it would reduce its monthly cash distribution to $0.15 per unit commencing with the August 2003 distribution, payable on September 15, 2003. All amounts are in Canadian dollars unless otherwise indicated.

The revised monthly distribution is consistent with Provident’s strategy of maintaining average payout levels of 85 to 90 percent of annual operating cash flow.  A lower monthly distribution will enable Provident to invest a portion of its cash flow to fund on-going capital and growth needs, supplementing funds from the trust’s Premium Distribution Program which finances the majority of Provident’s capital budget. Based on current levels of production, commodity prices and exchange rates Provident believes the revised distribution level will result in a more sustainable distribution level going forward.

August distributions will be made to unitholders of record on August 20, 2003. The ex-distribution date will be August 18, 2003. For unitholders receiving their distribution in U.S. funds, the September cash distribution will be approximately U.S. $0.11, based on an exchange rate of 1.3871. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes. Based on the August 8, 2003 closing price of $11.75 (TSX – PVE.UN) per unit, the August distribution represents an annualized cash-on-cash yield of approximately 15 percent.

Provident Energy Trust is a Calgary-based, open-ended oil and gas royalty trust that acquires, develops, produces, markets crude oil, natural gas and natural gas liquids, and provides monthly cash distributions to its unit holders. Provident trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736

Corporate Head Office: 700, 112 – 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696	www.providentenergy.com info@providentenergy.com